EXHIBIT 99.1

Inventiva reports cash position and revenues for Full-Year 2021

  Cash position2 at €95.4m as of December 31, 2021, compared to €105.7m on September 30, 2021, and €113.0m on December 31, 2020
  Revenues of €4.2m in 2021 compared to €0.4m in 2020

Daix (France), Long Island City (New York, United States), February 14, 2022 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis (NASH) and other diseases with significant unmet medical needs, today reported its cash position as of December 31, 2021, and its 2021 full-year revenues1.

Cash Position

As of December 31, 2021, Inventiva’s cash position2 stood at €95.4 million, including €86.6 million of cash and cash equivalents and €8.8 million of short-term deposits, compared to €105.7 million as of September 30, 2021 (comprising only cash and cash equivalent), and €113.0 million as of December 31, 2020, including
€105.7 million of cash and cash equivalents and €7.3 million of short-term deposits, respectively.

Net cash used in operating activities amounted to (€47.7) million for the full year 2021, compared to (€30.6) million in 2020. Research and Development expenses for 2021 doubled at €48.5 million compared to €23.7 million for the same period in 2020, mainly driven by the costs associated with the preparation and initiation of the NATiV3 Phase III clinical trial with lanifibranor in NASH in the second half of 2021, and to a lesser extent, by the 31% increase of general and administrative expenses from 2020 primarily resulting from Inventiva’s first full fiscal year as a dual listed company in 2021.

Net cash used in investing activities (excluding the increase in short-term deposits of €1.4 million in 2021 and €7.7 million in 2020) amounted to (€0.5) million for the full year 2021, a slight decrease compared to (€0.9) million in 2020.

Net cash from financing activities for the full year 2021 amounted to €25.4 million, mainly due to the sale of $31.5 million (or €27.2 million3) in gross proceeds of the Company’s ordinary shares in the form American Depositary Shares on the second half of 2021. The sales were made through the Company's At-The-Market program established on August 2, 2021, to existing and new specialized institutional investors. For the same period in 2020, net cash generated from financing activities amounted to €111.7 million, driven by the issuance of €15 million (gross proceeds) of ordinary shares to certain existing investors in the Company, the entry into
€10 million in French state-guaranteed credit agreements with a syndicate of French banks, and the receipt of €94.9 million (gross proceeds) following the successful initial public offering on the Nasdaq Global Market in July 2020.

In 2021, the Company recorded a positive exchange rate effect on cash and cash equivalents of €5.0 million.

Considering its current R&D and clinical development programs and excluding any potential additional financial resources that may originate from funding activities, the Company estimates that its cash, cash equivalents and short-term deposits will allow the Company to fund its operations through the first quarter of 20234.

Revenues

The Company’s revenues for the full year 2021 amounted to €4.2 million compared to €0.4 million in 2020 primarily due to the payment to the Company of €4.0 million for a milestone reached at the end of 2021, and received on January 31, 2022, following the launch by AbbVie of the Phase IIb clinical trial with cedirogant in the fourth quarter of 2021. As part of its collaboration in auto-immune diseases on cedirogant with AbbVie, Inventiva is eligible to receive development, regulatory and commercial milestone payments as well as royalty payments.

Next key milestones expected

  Activation of first clinical sites for Phase IIa combination trial with lanifibranor and SGLT2 inhibitor empagliflozin in patients with NASH and T2D – planned for the first half of 2022
  Last Patient First Visit of the NATiV3 Phase III clinical trial evaluating lanifibranor in NASH – planned for the second half of 2022
  Publication of the results of the Phase II clinical trial evaluating lanifibranor for the treatment of NAFLD in patients with T2D – planned for the second half of 2022
  Strategy update on the development of odiparcil – planned for 2022

Upcoming investor conference participation

  11th Annual SVB Leerink Global Healthcare Conference, February 16, 2022
  Cowen 42nd Annual Health Care Conference, March 7, 2022
  Invest securities Biomed Event, March 8, 2022
  H.C. Wainwright Annual Global Life Sciences Conference, May 23-25, 2022
  Jefferies 2021 Healthcare Conference, June 8-10, 2022

Upcoming scientific conference presentations

  International Conference on Fatty Liver – April 28-30, 2022

Next financial results publication

  Full-Year 2021 financial results: Monday, March 7, 2022 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing lanifibranor, as well as other earlier stage programs.

Lanifibranor, Inventiva’s lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of adult patients with NASH and obtained both FDA Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH. Lanifibranor is currently being evaluated in a pivotal Phase III clinical trial.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients in 2019 and received both FDA Fast Track and Rare Paediatric Disease designation for odiparcil in MPS VI. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended clinical efforts relating to odiparcil and is reviewing all available options to optimize its development.

The Company has also established a strategic collaboration with AbbVie in the area of autoimmune diseases resulting in the discovery of the drug candidate cedirogant (ABBV-157), an oral RORg inverse agonist. Cedirogant showed promising activity as an oral psoriasis agent in a Phase Ib clinical trial of patients with chronic plaque psoriasis and is currently being evaluated in a Phase IIb clinical trial in patients with moderate to severe chronic plaque psoriasis. This collaboration enables Inventiva to receive payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from this collaboration.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program.

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly‑owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com.

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Laurence Frost / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, clinical trial data releases, pipeline and preclinical and clinical development plans, anticipated milestones, milestone payments, royalties and product sales, future activities, expectations, plans and prospects of Inventiva and the sufficiency of Inventiva’s cash resources. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including the completion of financial closing procedures, final audit adjustments and other developments that may arise that could cause the preliminary financial results for 2021 to differ from the financial results that will be reflected Inventiva’s audited consolidated financial statements for the fiscal year ended December 31, 2021, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2020 filed with the Autorité des Marchés Financiers on March 15, 2021, the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 15, 2021 as well as the half-year financial report for the six months ended June 30, 2021 for additional information in relation to such factors, risks and uncertainties.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1 The financial results included in this press release are unaudited, preliminary and subject to the completion of financial closing procedures, final audit adjustments and other developments that may arise that could cause the Company’s preliminary results to differ from the financial results that will be reflected in the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2021.
2 The cash position is defined as cash and cash equivalents as well as short-term deposits which are included in the category “other current assets” in the IFRS consolidated statement of financial position as of December 31, 2021, but are considered by the Company as liquid and easily available.
3 Based on the U.S. dollar euro exchange rates published by the European Central Bank on the sale dates.

4 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to the Company and any additional expenditures related to the potential continued development of its programs or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue.

Attachment

  PR - FY 2021 CA Cash - EN - 14022022 (https://ml-eu.globenewswire.com/Resource/Download/3b893c5f-9239-4d17-b56a-e10153235913)